CORRESPONDENCE FILED VIA EDGAR

January 13, 2010

Jim R. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
Washington, D. C. 20549
Attn:      Jim Peklenk, Staff Accountant

Re:	Division of Corporation Finance Correspondence dated December 15, 2009 Nutra Pharma Corp. (the “Company”), File No. 000-32141

Dear Mr. Rosenberg:

This correspondence is being written pursuant to my January 13, 2010 conversation with Jim Peklenk, the SEC Staff Accountant assigned to the above-named Division of Corporation Finance (the “Division”) Comment Letter regarding the Company.  As I explained to Mr. Peklenk, the Company has been diligently working on completing its responses and amended filings and has made substantial progress, but needs an extension until Monday, January 25, 2010, to complete the necessary work, including providing the necessary workpapers to the predecessor auditor and for that predecessor auditor to complete its review (See Comment 10 of the Division’s comment letter).  Mr. Peklenk kindly provided us with an extension until January 25, 2010 to complete the necessary work and make the amended filings.

Thank you in advance for your consideration in this matter. .

Sincerely yours,

/s/  Rik J.Deitsch
Rik J. Deitsch
Chief Executive Officer